Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

SciVac Therapeutics Inc. (formerly Levon Resources Ltd.)
13 Gad Feinstein Rd.
Rehovot, 76100
Israel

Item 2:	Date of Material Change

July 9, 2015 and July 13, 2015

Item 3:	News Release

The news releases announcing the material changes were issued on July 9, 2015 and July 13, 2015 through the facilities of Marketwired via Canadian Disclosure and copies were filed on SEDAR.

Item 4:	Summary of Material Change

Completion of Reverse Takeover Transaction

SciVac Therapeutics Inc. (the “Company”, formerly Levon Resources Ltd.) (“Levon”) announced the completion of the previously announced plan of arrangement (the “Transaction”) pursuant to which SciVac Ltd. (“SciVac”) completed a reverse takeover of Levon. In connection with the Transaction, the Company acquired 100% of the issued and outstanding securities of SciVac in exchange for 517,514,016 common shares of the Company (the “Common Shares”), resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding Common Shares and the Levon shareholders immediately prior to the effective time of the Transaction controlling the remaining 31.6%. On completion of the Transaction, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

Listing on the Toronto Stock Exchange

The Company also announced that the Toronto Stock Exchange (the “TSX”) issued a bulletin confirming the listing of the Common Shares on the TSX under the symbol “VAC”, commencing at the opening of the TSX on July 14, 2015. Also commencing at the opening of markets on July 14, 2015, the Common Shares became quoted on the OTCQX under the symbol “SVACF”.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

Completion of Reverse Takeover Transaction

The Company announced the completion of the Transaction pursuant to which SciVac completed a reverse takeover of Levon. In connection with the Transaction, the Company acquired 100% of the issued and outstanding securities of SciVac in exchange for 517,514,016 Common Shares, resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding Common Shares and the Levon shareholders immediately prior to the effective time of the Transaction controlling the remaining 31.6%. On completion of the Transaction, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

At the closing of the Transaction, all holders of common shares of Levon immediately prior to the effective time of the Transaction received, in addition to one Common Share, 0.5 of a common share of 1027949 BC Ltd. (“Spinco”) in exchange for each common share of Levon held by them. Other than CAD$27 million in cash retained by the Company, all other assets and liabilities of Levon were transferred or assumed by Spinco. As a result of the Transaction, the Company will operate the business of SciVac.

At the closing of the Transaction, the Transaction had been granted conditional approval by the TSX.

The Supreme Court of British Columbia issued a final order approving the Transaction on June 4, 2015 and the Transaction became effective at 12:01 a.m. on July 9, 2015 (the “Effective Time”).

The Company’s previous management team resigned at or about the Effective Time, and the following persons assumed the following offices: Curtis A. Lockshin – Chief Executive Officer; James J. Martin – Chief Financial Officer; Steven D. Rubin – Chairman; and Shayla Forster – Corporate Secretary.

The previous members of the board of directors of the Company resigned at or about the Effective Time and were replaced by the following individuals: Steven D. Rubin (Chairman); Curtis A. Lockshin; Dmitry Genkin; Kate Inman; Adam Logal; and David Rector. In accordance with the conditional approval of the TSX, the Company will appoint an additional independent director within 90 days following the listing of the Common Shares on the TSX.

Listing on the Toronto Stock Exchange

The Company also announced that the TSX issued a bulletin confirming the listing of the Company’s Common Shares on the TSX under the symbol “VAC”, commencing at the opening of the TSX on July 14, 2015. Also commencing at the opening of markets on July 14, 2015, the Common Shares became quoted on the OTCQX under the symbol “SVACF”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jim Martin, Chief Financial Officer at +972-8-948-0625 or jmartin@scivactherapeutics.com

Item 9:	Date of Report

July 20, 2015.

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